Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated May 26, 2006
(Supplementing Preliminary Prospectus Dated May 12, 2006)
Registration Statement No. 333-131609

9,300,000 Shares
Common Stock
(excluding 1,395,000 shares to cover over-allotments)

On May 26, 2006, Alphatec Holdings, Inc. filed Amendment No. 5 to its Registration Statement on Form S-1 to revise and update certain disclosures that had been provided in its Preliminary Prospectus dated May 12, 2006. The disclosures in the preliminary prospectus included in Amendment No. 5 to the Registration Statement that did not appear in the disclosure in the Preliminary Prospectus dated May 12, 2006 are set forth below. References to "Alphatec Holdings," "Alphatec Spine," "we," "us," and "our" are used in the manner described in the Preliminary Prospectus dated May 12, 2006.

Under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and credit facilities and repurchase obligations" on page 60 of the preliminary prospectus included in Amendment No. 5 to the Registration Statement, we added the following disclosure:

        On May 19, 2006, our subsidiary Alphatec Spine entered into a term loan with General Electric Capital Corporation, or GECC, for approximately $2.3 million in order to finance certain previously purchased plant and office equipment. The loan is for a term of three years, bears interest at 11.23%, is secured by certain assets of Alphatec Spine, may not be prepaid without the consent of the lender and is guaranteed by Alphatec Holdings. Under the terms of this loan, Alphatec Spine is required to make 36 equal monthly principal and interest payments of $75,205 and is subject to certain covenants, which include, among other things, prohibiting a net loss (as defined in the credit agreement by and between Alphatec Spine and Bank of the West, which is also guaranteed by Alphatec Holdings) in any two consecutive quarters, requiring a specified ratio of debt to cash flow and a specified ratio of debt to tangible net worth, requiring certain levels of profitability and restricting certain mergers and acquisitions without prior approval from GECC. If Alphatec Spine fails to satisfy these covenants and fails to cure any breach of these covenants within a specified number of days after receipt of notice, or fails to pay interest or principal under the loan when due, GECC could accelerate the entire amount borrowed, which would also trigger a default under Alphatec Spine's credit facility from Bank of the West. Similarly, the GECC loan has cross default provisions relating to defaults under any material obligation of Alphatec Spine for other debt, deferred purchase price payments for property and lease payments. We are currently in compliance with the covenants under the GECC loan.

Under the caption "Management—Stock Plan—2005 Employee, Director and Consultant Stock Plan" on page 103 of the preliminary prospectus included in Amendment No. 5 to the Registration Statement, we replaced the first paragraph under the caption with the following paragraph:

        Our 2005 Employee, Director and Consultant Stock Plan was approved by our board of directors in August 2005 and our stockholders in August 2005. Under this plan, we may grant incentive stock options, non-qualified stock options and stock awards. A maximum of 2,142,000 shares of common stock has been reserved for issuance under this plan as of April 15, 2006. In May 2006, our stockholders and our board of directors authorized an increase of the maximum number of shares available for grant by 4,258,000, to 6,400,000, effective upon consummation of this offering. As of April 15, 2006, there were options to purchase 509,863 shares of common stock outstanding under the plan having a weighted average exercise price of $3.88 per share, no shares of Series A-1 common stock issued as a result of previously exercised options, and restricted stock awards totaling 1,552,325 shares of our common stock outstanding under the plan. Thus, as of April 15, 2006, 79,812 shares were available for future grant. Upon consummation of this offering, our outstanding options will be exercisable for shares of common stock rather than Series A-1 common stock. In addition, our plan contains an "evergreen" provision, which allows for an annual increase in the number of shares available for issuance under the plan on the first day of each fiscal year during the period beginning on the first day of fiscal year 2007, and ending on the second day of fiscal year 2015. The annual increase in the number of shares shall be equal to the lowest of (i) 1,600,000 shares, (ii) 5% of the number of shares of our common stock outstanding on the first day of the applicable fiscal year, and (iii) an amount determined by our board of directors.

Alphatec Holdings has filed a registration statement (including a prospectus that has been amended to include the information in this free writing prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Alphatec Holdings has filed with the SEC for more complete information about Alphatec Holdings and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Alphatec Holdings, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.

The most recent registration statement (including the preliminary prospectus as amended to include the information in this free writing prospectus), can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1350653/000104746906007732/a2168513zs-1a.htm